Exhibit 12.1
National Healthcare Corporation
Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
(dollars in thousands)

	Three Months Ended March 31				Year Ended December 31

	2007	2006	2006	2005	2004	2003	2002

Earnings:
Pretax income	$10,947	$8,975	$54,279	$46,690	$40,055	$33,287	$27,446
Minority interest adjustment	(11)	32	(19)	56	39	62	21
Equity earnings adjustment	(1,175)	(52)	(4,300)	(225)	(344)	(330)	(297)
Add fixed charges	4,229	4,200	16,466	17,330	16,927	17,818	19,018
Add amortization of capitalized interest	18	18	71	62	61	55	51
Add distributed income of equity investees	118	128	250	155	453	463	304
Deduct interest capitalized	(7)	(63)	(370)	(31)	(240)	(162)	(40)

Total Earnings Available for Fixed Charges	$14,119	$13,238	$66,377	$64,037	$56,951	$51,193	$46,503

Fixed charges:
Interest expensed	$276	$277	$980	$1,531	$1,299	$2,080	$3,482
Interest capitalized	7	63	370	31	240	162	40

Estimated interest within rental expense	3,946	3,860	15,116	15,768	15,388	15,576	15,496

Total fixed charges	$4,229	$4,200	$16,466	$17,330	$16,927	$17,818	$19,018

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	3.3×	3.2×	4.0×	3.7×	3.4×	2.9×	2.4×
Computation of Pro Forma Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Three
	Months	Year
	Ended	Ended
	March 31	December 31
	2007	2006
Pro Forma Earnings:
Pretax income	$13,070	$61,434
Equity earnings adjustment	(1,176)	(4,247)
Add fixed charges	3,306	12,802
Add amortization of capitalized interest	18	71
Add distributed income of equity investees	118	339
Deduct interest capitalized	(7)	(370)

Total Earnings Available for Fixed Charges	$15,329	$70,029

Pro Forma Fixed charges:
Interest expensed	$414	$1,584
Interest capitalized	7	370
Estimated interest within rental expense	2,885	10,848

Total fixed charges	$3,306	$12,802

Pro Forma Ratio of Earnings to Fixed Charges	4.6	5.5